April 14, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

W. John Cash, Accounting Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549-7010

Re:Granite Falls Energy, LLC

Form 10-K for the Fiscal Year Ended October 31, 2015 Filed January 28, 2016

Definitive Proxy Statement on Schedule 14A Filed February 1, 2016

File No. 0-51277

Dear Mr. Cash:

This letter acknowledges our receipt of your letter dated March 14, 2016 providing comments on the above-referenced filings for Granite Falls Energy, LLC (the “Company”).  We have reviewed your comments and this letter is provided as the Company’s responses to your comments.

To facilitate your review of our responses, set forth below is each numbered comment paragraph of the March 14, 2016 Letter in chronological order immediately followed by our response.

1.

We note your business is significantly impacted by market prices of several commodities including ethanol, corn, and gasoline. Please revise future annual and quarterly filings to quantify and discuss average market prices for each of these commodities, and any other commodities that materially impact your operating results, during each period presented.

RESPONSE:  Staff’s comment has been noted. In future filings, we will include enhanced discussion of how the trends for the average market prices for ethanol, corn and gasoline impact our result of operations, as well as other discussion of the impact of average market prices for commodities when appropriate under the Company’s facts and circumstances.  Additionally, we will consider quantifying the average market prices for these commodities when such quantification would aid readers’ understanding of our results of operations. These disclosures will be in addition to the disclosures that we have currently made in our quarterly and annual reports.

2.	In future filings, please expand your narrative to disclose and discuss at what level you evaluate the recoverability of your property, plant, and equipment.

RESPONSE:  We will revise future filings to expand our narrative by disclosing and discussing at what level we evaluate our recoverability of property, plant, and equipment.

3.

As previously requested, please revise future annual and quarterly filings to quantify and disclose the number of gallons of ethanol sold, the number of bushels of corn consumed, the average sales price per gallon of ethanol sold, and the average cost per gallon of ethanol produced during each period presented.    Please also disclose and discuss the reasons for changes in these amounts during each period presented.

RESPONSE:  Staff’s comment has been noted. The Company confirms that, in its future filings, it will quantify the number of gallons of ethanol sold, the number of bushels of corn consumed, the average price per gallon of ethanol received during the respective periods, and disclose and discuss the reasons for the changes in the same for the period presented.  In its future filings, the Company will also consider quantifying and discussing changes in its average cost per gallon of ethanol produced for the period presented, how such changes affect our results of operations when such disclosures would be helpful to readers in understanding our results of operations.  These disclosures will be in addition to the disclosures that we have currently made in our quarterly and annual reports.

4.	In future filings, please disclose and discuss the most significant/restrictive financial covenants/ratios you are required to comply with.

RESPONSE:  We will include the requested disclosure in future filings as suggested.

5.	You reference the existence of subordinated convertible debt in your narrative; however, this debt does not appear to be outstanding any longer. Please clarify or revise future filings as appropriate.

RESPONSE:  We acknowledge the Staff’s comment and confirm that the subordinated convertible debt is no longer outstanding, as all amounts outstanding thereunder were redeemed in full on July 1, 2014.  We will revise future filings to remove such references to our prior subordinated convertible debt where appropriate.

6.

Based on your disclosures on page 5, we note that you determined your Granite Falls plant and Heron Lake plant are operating segments and you determined these segments may be aggregated into one reportable segment.  Please revise future filings to provide the disclosures required by ASC 280-10-50-21, including the fact that you aggregate operating segments.

RESPONSE:  We will include the requested disclosure in future filings as suggested.

7.	Please revise future filings to separately disclose the percentage of revenue attributable to each significant customer during each period presented as required by ASC 280-10-50-42.

RESPONSE:  We note Staff’s comment and will revise future filings accordingly.

8.

To the extent that $4.8 million was outstanding under the Heron Lake credit facility as of October 31, 2015, please revise future filings to reconcile the amount you disclose as available under the credit facility, of $24.5 million at October 31, 2015, here and on page 42.

RESPONSE:  We acknowledge the Staff’s comment and confirm that at October 31, 2015, the maximum principal commitment of the Heron Lake credit facility was $24.5 million, of which approximately $4.8 million was outstanding and $19.7 million was available to be drawn.  In future filings, will revise the Company’s disclosure to reconcile the maximum principal commitment of the Heron Lake credit facility, the amount outstanding and the amount available to be drawn thereunder.

9.

Please revise future filings to clarify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control —  Integrated Framework you utilized when performing your assessment of internal control over financial reporting.

RESPONSE:  We acknowledge the Staff’s comment and confirm that Company’s management used the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission to evaluate the effectiveness of the Company’s internal control over financial reporting.  In future filings, we will clarify our disclosure to specify the version of the COSO criteria used to evaluate internal control over financial reporting.

10.

In future filings, please clearly describe the factors the board uses to determine the bonus amount awarded to your Chief Financial Officer. For instance, is the performance metric and calculation done in the same manner as your Chief Executive Officer?

RESPONSE:  The Company will disclose in future filings the material factors upon which the board of governors determined the bonus amount awarded made to Chief Financial Officer. In further response to the Staff’s comment, the cash bonus paid to our Chief Financial Officer was based on certain financial and non-financial performance metrics established by the board of governors pursuant to its employee incentive program, which is applicable to all employees except the Company’s chief executive officer. We anticipate that our revised disclosure will be similar to the following modified disclosure taken from “Compensation of Governors and Executive Officers – Compensation Disclosure and Analysis – Compensation Elements– Bonus” section of the Definitive Proxy Statement on Schedule 14A filed February 1, 2016:

REVISED DISCLOSURE:

Bonuses

Our Chief Executive Officer's bonus is dependent on our profitability. If our net profits are less than $10 million, then no bonus is paid. If our net profits are $10 million or more, then our current Chief Executive Officer is entitled to a bonus equal to one quarter of one percent (.025%) of the amount of net profits. The bonus is generally assessed as of the end of our fiscal year. As of the end our 2015 fiscal year, our board approved a bonus of $34,080 payable to our Chief Executive Officer under the bonus plan. The Company believes that the net profits bonus is reasonable as it ties the bonus paid to our Chief Executive Officer to the financial success of the Company and is easily quantified by the Company.

During our 2015 fiscal year, our board of governors awarded a bonus of $21,038 to our Chief Financial Officer, or approximately 7.7% of her base wages. The foregoing bonus was awarded by the board to our Chief Financial Officer as part of an employee incentive program adopted by our board.  The purpose of the employee incentive program is to reward employees for the Company’s attainment of financial results and production goals, to encourage regulatory compliance, and reflect a positive safety culture. All employees, except our Chief Executive Officer, can earn a quarterly bonus up to 3.0% of the employees' base wages if the Company meets certain minimum safety, regulatory compliance, production and financial performance goals, or up to 12.0% of the employees' base wages on an annual basis. For the purpose of the incentive bonus calculation, base wages include all regular, PTO and holiday pay.  The Company believes that the employee incentive bonus program is reasonable as it ties the bonus paid to the employees to the operational performance and financial success of the Company and is easily quantified by the Company.

In addition to the base salary and performance incentives, our executive officers may receive bonuses in the discretion of our board. No discretionary bonuses were awarded during fiscal 2015.

11.

We note that you have included the cash incentive amount paid to your Chief Executive Officer in the “All Other Compensation” column. If the bonus was granted under  a plan providing for compensation intended to serve as incentive for performance to occur over a specified period of time, then the bonus would be disclosed under the “Non-Equity Incentive Compensation Plan” column.  Please explain to us why the 2015 payments were listed under the “All Other Compensation” column and to the extent necessary, revise your future filings accordingly.  For guidance, please refer to Question 119.02 of Regulation S-K Compliance and Disclosure Interpretations.

RESPONSE: The Company acknowledges the Staff’s comment.  In response to Staff’s comment, the table as presented erroneously and unintentionally disclosed the cash bonus amounts paid to the Chief Executive Officer for fiscal year 2014 in the “All Other Compensation” column and disclosed all other compensation amounts paid to the Chief Executive Officer for 2014 in the column titled “Bonus”. However, in further consideration of the Staff’s comment, the Company reexamined  Rule 402(a)(6)(iii) and (c)(2)(vii) and the Staff’s guidance found in Question 119.02 of the Staff’s Regulation S-K Compliance and Disclosure Interpretations.  Following such reconsideration and consistent with the guidance provided under Question 119.02, the Company has determined that bonus awards made to the Chief Executive Officer and the Chief Financial Officer should be disclosed in the Summary Compensation Table under the  Non-equity Incentive Plan Compensation column and will revise future filings according. The following modified disclosure taken from the Definitive Proxy Statement on Schedule 14A filed February 1, 2016 illustrates the changes to the Summary Compensation Table and related footnotes that we are contemplating.  Additionally, we refer the Staff to the revised narrative disclosure contemplated in response to Comment 10.

REVISED DISCLOSURE:

Summary Compensation Table

The following table sets forth all compensation paid or payable by the Company to our executive officers during the fiscal years ended October 31, 2015, 2014, and 2013, respectively. As of Feb 1, 2016, none of our officers had any options, warrants, or other similar rights to purchase securities of the Company.

Name and Principal Position	Year	Salary	Bonus		Non-equity Incentive Plan Compensation(1), (2)	All Other Compensation(2), (3)	Total
Steve Christensen, CEO	2015	$189,807	$	‒	$34,080	$22,711	$246,598
	2014	$190,780	$	‒	$121,935	$19,202	$331,917
	2013	$155,736	$	‒	$20,000	$18,164	$193,900
Stacie Schuler, CFO	2015	$129,808	$	‒	$22,470	$9,423	$161,701
	2014	$115,038	$	‒	$21,038	$4,962	$141,038
	2013	$95,950	$	‒	$18,910	$5,548	$120,408

(1)Amounts consist of cash bonuses awarded to Mr. Christensen’s under his annual net profits based bonus plan. See “Compensation of Governors and Executive Officers – Compensation Disclosure and Analysis – Compensation Elements– Bonus”.

(2)Amounts consist of cash bonuses awarded to Ms. Schuler under the Company’s employee incentive program applicable to all employees other than the Chief Executive Officer. See “Compensation of Governors and Executive Officers – Compensation Disclosure and Analysis – Compensation Elements– Bonus”.

(3)All other compensation for Mr. Christensen includes compensation related to paid time off and vacation ($18,375 in fiscal year 2015, $15,000 in fiscal year 2014, and $13,962 in fiscal year 2013) and personal use of a company vehicle ($4,336 in fiscal year 2015, $4,202 in fiscal year 2014, and $4,202 in fiscal year 2013).

(4)All other compensation for Ms. Schuler includes compensation related to paid time off and vacation.

12.

On page 28 you state that the bonus paid to your Chief Financial Officer in 2015 was $21,038.  It is unclear if this is an incentive based bonus or was determined in some other manner. Please tell us the basis for this award. We also note that the $21,038 amount is reported in this table for 2014, not 2015. Further, as we noted in our comment above, please explain to us as well as in future filings, the basis for the placement of amounts in various columns under this table and include narrative disclosure explaining the non-incentive based bonuses.

RESPONSE:  The Company acknowledges the Staff’s comment.  The narrative disclosure related to bonus paid to the Company’s Chief Financial Officer in 2015 should have reported as “$22,470” as was reported in the Summary Compensation Table.  As Staff noted, the narrative disclosure incorrectly stated the bonus paid to the Chief Financial Officer in 2014. As noted above in response to Comment 10, we anticipate including the additional narrative disclosure explaining the bonuses paid to the Chief Financial Officer.

In connection with the Company’s response to the Staff’s comments, management hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in their filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company strives to be fully compliant with all applicable laws and regulations and will take the necessary steps to address the issues you have noted.  I trust that you will find our responses satisfactory.  Should you need additional information or further response from us, please do not hesitate to us.

Sincerely,

/s/ Stacie Schuler

Stacie Schuler,

Chief Financial Officer

cc:Dale Welcome (via EDGAR)

Anne McConnell (via EDGAR)

Sherry Haywood (via EDGAR)

Craig Slivka (via EDGAR)

Steve A. Christensen (via email)

Amy R. Piepmeier, Esq. (via email)

William E. Hanigan, Esq. (via email)